November 24, 2006



JoAnn M. Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202


Re:	Astral Investments Trust ("the Trust")
	File Nos. 811-21968 and 333-138117

Dear Ms. Strasser:

On October 20, 2006, the Trust filed a registration statement on Form
N-1A under the Investment Company Act of 1940 ("Investment Company Act" or "Act") and the Securities Act of 1933 ("Securities Act"), to register shares of its five initial series, ASTRAL Equity Financial
Combustion Fund  (the "Equity Fund"), ASTRAL Ultra Equity
Financial
Combustion Fund (the "Ultra Fund"), ASTRAL Large-Cap Financial Combustion Fund (the "Large-Cap Fund"), ASTRAL Mid-Cap Financial Combustion Fund (the "Mid-Cap Fund"), and ASTRAL Small-Cap Financial
Combustion Fund (the "Small-Cap Fund"), (singularly, "a Fund" or collectively, "the Funds"). Based upon our review of the registration statement, we have the following comments.

Prospectus

	General

1.	Please define the terms "Fund" and "Funds" in the prospectus.
We note that certain sections of the registration statement (e.g., Market Timing) use the singular version of the term, when the plural version appears to be more appropriate.

	Risk/Return Summary

		Ultra Fund

2.	Please disclose the meaning of the term "Ultra" as used in
connection with the Ultra Fund`s name.  Does the term modify
"equity"?

	Large-Cap Fund, Mid-Cap Fund, Small-Cap Fund

3.	Please disclose the entity making the determination of market capitalization size as disclosed in these sections. Also, with respect to the Small-Cap Fund, if appropriate, add micro-capitalization risk disclosure.

	Principal Investment Strategies of the Funds

4.	Please disclose the specific types of equities in which the
Funds will invest (e.g., common stocks) along with all applicable risks.

5.	Given the variation in capitalization sizes between the
Funds,
please disclose why Crown Jewel Concepts, LLC`s ("the Adviser")
"Theory of Financial Combustion" investment strategy is appropriate for each Fund. Will the strategy be executed in the same manner for each Fund?

6.	The first paragraph states:

	The Adviser employs a systematic process to identify
companies
it 	believes are moving from ordinary to extra-ordinary.  The
Adviser defines this movement as "financial combustion." The Adviser evaluates the investment prospects of companies through analysis of certain features of their management, price movement, and financial performance trends that tend to intersect upon a company moving from ordinary to extra-ordinary. (Emphasis added.)

Please revise this paragraph to disclose, in plain English, the meaning of the phrases: "companies . . . moving from ordinary to extra-ordinary[,]" and "performance trends that tend to intersect upon a company moving from ordinary to extra-ordinary." (Emphasis added.)

7.	Please describe in greater detail the Adviser`s "intersecting model that creates overall rankings."

8.	The second paragraph states:

	The Adviser`s process for making "financial combustion"
determinations involves 	systematically evaluating financial
ratios
from both the commercial banking 	environment and the investment
industry environment in an intersecting model 	that creates
overall rankings.  With the commercial banking influence, our
	methodology recognizes that the first independent group to
view
and analyze a 	company`s most current information is their funding
sources (i.e. bankers, venture 	capitalist, private placement,
public offering, etc.).  The commercial banking 	ratios for
solvency, liquidity, operational efficiency, profitability, debt
coverage, 	leverage and turnover (i.e. current ratio, quick
ratio, gross and net margin ratio, 	sales-to-receivables
ratio,
inventory turnover ratio, debt-to-worth ratio, working
	capital-
to-debt ratio, sources-to-uses ratio, burn rate ratio, etc.)
determines [sic] 	the funding sources` interest or lack of
interest
in the company.

Please elaborate on how the Adviser evaluates companies by discussing the types of companies upon which the Adviser will focus (e.g., unseasoned issues, initial public offerings by start-ups, or other newly launched enterprises with shorter operating histories). In addition, disclose how the Adviser obtains the commercial banking ratios.

9.	In the second paragraph, please revise each of the three
parentheticals by either changing the abbreviation "i.e." to e.g., or deleting the abbreviation "etc."

10.	Please define the phrase "entry and exit situations"
contained
in the second paragraph`s penultimate sentence. Also, please summarize how the Adviser decides which securities to sell. See
Item
4(b)(2) of Form N-1A.

11.	Please revise the third paragraph to disclose in plain
English
how the Funds will use the positions described therein to achieve their common investment objective of long-term capital appreciation.
Also, explain the meaning of the phrases "fundamental or technical ratios deteriorate" and "economic environment weakens." In addition, revise the phrase "any other event occurs that might threaten existing capital values" to summarize specific events. If this paragraph is describing the Funds` temporary defensive positions, disclose this in plain English.

12.	We note that in the "Principal Risks of Investing in the
Funds"
section, the "Sector Risk" paragraph states, "[e]ach fund may invest a significant portion of its assets in a particular market sector."
Please disclose each of these sectors in the Item 2 strategies section of the prospectus and add appropriate risk disclosure.

13.	Each Fund`s 80% policy refers to "total assets."  Please
reconcile this disclosure with that of the fifth non-fundamental investment policy in the Statement of Additional Information ("SAI").
If the Funds will use net assets with respect to their 80% policies, please disclose in the prospectus the 60-day notification policy currently stated in the SAI.

14.	This section states that only the Ultra Fund "is permitted to borrow money up to one-third of the value of its total assets for the purpose of investment." Please reconcile this disclosure with the second non-fundamental investment restriction in the SAI. If each of the Funds may leverage, disclose this in the prospectus, including appropriate risk disclosure.

	Principal Risks of Investing in the Funds

15.	Please combine the risks disclosed under risk "c. Leverage
Risk"
and risk "e. Borrowing Risk" into one section and use the heading
"Leverage Risk" for the combined section.

16.	Risk "c. Leverage Risk" discusses derivative instruments.  If the Funds will engage in derivatives transactions as a principal investment strategy, please summarize that strategy in the Item 2 strategy section. The disclosure should specify each type of derivative instrument the Funds will use, including all applicable risks.

17.	Please revise risk "f. Defensive Measures" to define the
"cash
equivalents" mentioned in the disclosure.

18.	Please summarize the Funds` company capitalization risks
(e.g.,
micro-capitalization company risk, small-capitalization company risk, and mid-size capitalization company risk) in a separate paragraph.

	Fees and Expenses

19.	Please relocate the footnotes following the fee table to
appear
after the example in this section.

20.	Disclosure regarding the Ultra Fund states that the Fund will leverage. Accordingly, please revise the Fund`s "Other Expenses" line item to show all estimated interest expenses of the Fund.

21.	In the first footnote, please disclose that each Fund`s Total
Annual Fund Operating Expenses may exceed 2.95% to the extent that a
Fund has "borrowing expenses (such as (a) interest and (b) dividend expenses on securities sold short) brokerage commissions and extraordinary expenses." Disclose that certain or some of these expenses would be reflected in the Other Expenses line item and Total
Annual Fund Operating Expenses line item. Further, disclose how much the management fee may increase if the advisor is entitled to the full incentive fee. In addition, please define "extraordinary expenses" in the SAI. The Trust may wish to add this definition to the Management Agreement.

22.	Please confirm that each of the Adviser`s and Trust`s
respective
obligations described in the first footnote, and any other section of the registration statement, are consistent with their respective obligations provided in the Management Agreement, or make appropriate revisions. Also, confirm that each of the Adviser`s and Trust`s respective obligations are stated explicitly in the Management Agreement, and registration statement or make appropriate revisions.

23.	Please disclose in a footnote to the fee table what portion
of
the Management Fee is for advisory services and what amount is for administrative duties.

	Calculation of the Variable Advisory Fee

24.	Please advise the staff what the Board of Trustees ("the
Board")
considered in approving an incentive fee that is disproportionately larger than the advisory component of the base fee.

25.	Please disclose in the prospectus and in the Management
Agreement when and how the base advisory fee is calculated and paid.
In particular, will a Fund use the average assets of the Fund during the most recent month, week, or for some other period?

26.	The prospectus and provisions of the Management Agreement
state
that the base or pivotal fee is adjusted by the incentive fee. It appears, however, that the base fee is not adjusted by the incentive fee. The base fee is determined by multiplying 2.95% against the net assets of a Fund. Net assets, for that determination, are the average net assets for a recent period (see the previous comment). The incentive fee, on the other hand, is determined by using the average assets of a Fund over a rolling 12-month period. Consequently, these two calculations are different and the percentage of the incentive fee increase or decrease is not applied directly against the base fee. Instead, the incentive fee adjustment alters the total dollar amount paid to the Adviser under the management agreement. Please revise the disclosure to explain the nature of the incentive fee calculations. In particular, explain that the 2.4% incentive adjustment, when applied against the average assets over a
12-month period, may be more or less than 2.4% of net assets if the calculation were made using the closing net assets.

27.	The Management Agreement`s fifth section, "Compensation of
the
Adviser-After the First Twelve Months of Operation" states, "[i]f the
Trustees determine at some future date that another securities index
is a better representative of the composition of the Fund than the Index, the Trustees may change the securities index used to compute the Performance Adjustment Rate. . . . A change in the index will be
submitted to shareholders for their approval if required under interpretations of the Act by the U.S. Securities and Exchange Commission or its staff." Please be aware that staff would deem as material a change in a Fund`s index and, accordingly, would require that the Trust first obtain approval from a Fund`s shareholders before changing the benchmark index.

28.	Please disclose that even if a Fund has negative performance
and
is losing money, so long as a Fund`s performance exceeds the record of the applicable index by 2.00% (two percentage points), the Adviser will receive an advisory fee adjustment.

29.	Please disclose that in periods of declining assets and
negative
performance, the Adviser might owe the Funds money.

30.	The fourth section of the Management Agreement states, "[i]f the
determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month)." (Emphasis added.) Please revise this to explain what entity or entities may suspend the determination of net asset value and under what circumstances they may occur.

31.	Please disclose that the incentive is based on performance of the fund for over a 12-month period, and therefore the incentive fee adjustment may be upwards notwithstanding the fact that more recent fund performance is negative.

	Pricing of Fund Shares

32.	This section states that the Adviser performs fair valuing
"according to policies approved by the Fund`s Board of Trustees."
Please revise this disclosure to explain that the Adviser also is operating under the Board`s supervision when fair valuing.

	Purchase of Fund Shares

33.	In the second paragraph, please revise the phrase "may pay
certain financial institutions" to "may out of its own resources pay certain financial institutions."

	Minimum Investments

34.	The first paragraph states, "[a] $20 fee will be charged for
.. .
.. other reasons." (Emphasis added.) Please revise the disclosure to explain, in plain English, these "other reasons." Also, the paragraph explains, "[t]he Fund (or Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price. Any profit on such cancellation will accrue to the Fund." Please revise this disclosure to explain the meaning of "losses." Are these losses due to a check written on an account with insufficient funds, or losses resulting from a decline in share value (e.g., the Fund redeems a shareholder out at $10, the share price declines to $9, and the shareholder`s check is returned due to insufficient funds).

	Market Timing

35.	Please disclose whether or not the Funds accommodate frequent purchases and redemptions of their shares by their shareholders.
See
Item 6(e)(4)(ii) of Form N-1A.

36.	Please disclose the Funds` policies or procedures, if any,
for
addressing market timing when suspected or found within an omnibus account. For example, will a Fund terminate its relationship with an omnibus account or restrict its dealing with the account in some manner?

37.	This section states that the Funds may invest in "junk
bonds[,]"
however, the registration statement does not discuss these instrument. As appropriate, please revise the registration statement to discuss these instruments.

	Instructions For Opening and Adding to an Account . . .
Transactions

38.	The last sentence of the second paragraph states, "[p]ayment of
redemption proceeds may be delayed and taxes may be withheld unless the Fund receives a properly completed and executed account application." Please delete this sentence or revise it to explain when an investor would be priced into a Fund by acceptance of an improperly completed application.

	Redemption of Fund Shares

39.	In the first paragraph, please revise the sentence, "[t]he
Fund
will not mail any proceeds unless your investment check has cleared the bank, which may take up to fifteen calendar days[,]" to "[t]he
Fund will not mail any proceeds unless your investment check has cleared the bank, which may take up to fifteen calendar days from purchase date."

	Redemption In-Kind

40.	Please disclose whether the securities used to redeem in kind will be liquid. Also, disclose that a shareholder will bear the market risks associated with the security redeemed in kind until it is converted into cash.

SAI

	Investment Restrictions

		Fundamental Investment Restrictions

41.	In the first fundamental investment restriction, you may wish to
consider revising the phrase "or (b) from a bank or other persons" to
"and/or (b) from a bank or other persons."

42.	In the first paragraph following the eight fundamental
investment restriction, please revise the second sentence to include the Funds` non-fundamental "Illiquid Investments" investment restriction.

43.	In the second paragraph following the eight fundamental
investment restriction, please explain to the staff in your response letter how the ninety-day period discussed in the paragraph is consistent with section 13 of the Investment Company Act.

		Non-Fundamental Restrictions

44.	Please disclose in the first non-fundamental restriction the maximum percentage of each Fund`s total assets that may be pledged to secure borrowings.

45.	The prospectus states that only the Ultra Fund may leverage
"by
borrowing up to one-third of the value of its total assets for the purpose of investment." Please reconcile this disclosure with non-fundamental restriction number two, which states that each Fund will not purchase any security while borrowings (including reverse repurchase agreements) representing more than one third of its total assets are outstanding. (Emphasis added.) If appropriate, please revise this policy to explain that each Fund, with the exception of the Ultra Fund, may not purchase additional securities while it has outstanding borrowings exceeding 5% of its total assets.

46.	Please add a non-fundamental restriction explaining whether
the
Funds` will invest in other companies for the purpose of exercising control or management.

	Additional Information About the Fund`s [sic] Investments

47.	In describing the Funds` investment strategies, please
distinguish principal investment strategies from non-principal strategies. We would not object to the Funds using separate headings to distinguish principal investment strategies from non-principal strategies. Also, confirm that all principal strategies and risks of the Funds are disclosed in the prospectus or make appropriate revisions to the disclosure.

48.	Please add a section disclosing the Funds` policy with
respect
to entering into loans. This section should describe the Funds` policies with respect to loaning portfolio securities. In particular, disclose the maximum amount of total assets a Fund may commit to lending portfolio securities.

49.	Please disclose what percentage of a Fund`s total assets may be
invested in other investment companies (e.g., exchange-traded funds and closed-end funds).

		Convertible Securities

50.	Please disclose the ratings of the convertible securities in which the Funds will invest.

		Corporate Debt

51.	Please disclose that securities rated BBB or Baa have
speculative characteristics.

		Repurchase Agreements

52.	Please disclose what percentage of a Fund`s total assets may be
invested in repurchase agreements.

	Management of the Funds

		Board of Trustees

			"Interested" Trustee and Officer

53.	With respect to John R. Jones, please describe the Dynamic
Equity organization in greater detail.

	Investment Advisory and Other Services

		Investment Advisor

54.	In addition to describing the compensation that the portfolio manager receives for managing the Funds, this section should describe the compensation the portfolio manager receives for managing other accounts. See Instruction 3 to paragraph (b) of Item 15 of Form
N-
1A.  Please revise the disclose as appropriate.

55.	Please elaborate on the conflicts of interest disclosure
provided in this section. In particular, describe the Adviser`s procedures, if any, to facilitate the fair allocation of investment opportunities among the Funds and the other accounts managed by the portfolio manager. Please explain these procedures, if any, in a full and clear manner.

	Brokerage Allocation and Other Practices

56.	The second paragraph`s penultimate sentence explains, "[t]he
Adviser may not give consideration to sales of shares of the Trust as a factor in the selection of brokers and dealers to execute portfolio transactions." Please reconcile this language with that in section six of the Form of Management Agreement stating, "[c]onsistent with the Rules of Fair Practice of the National Association of Securities
Dealers, Inc., and subject to seeking best qualitative execution as described above, you may give consideration to sales of shares of the
Fund as a factor in the selection of brokers and dealers to execute
Fund portfolio transactions." Also, please explain to the staff in your response letter how the language in the Management Agreement is in compliance with Rule 12b-1(h) under the Investment Company Act.

	Other Important Information

		Disclosure of Portfolio Holdings

57.	For ease of comprehension, we suggest discussing the Funds`
ongoing relationships for disclosure of non-public portfolio holdings information and those done on an ad hoc, or as needed, basis in their own separate paragraphs.

58.	Please disclose what type of confidentiality agreements
(e.g.,
oral or written) apply to those entities discussed in the second paragraph that receive information from the Funds on an as needed basis. The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information.

59.	Please disclose the specific length of any lag between the
date
of the information and the date on which the information is disclosed. See paragraph (f)(1)(iii) of Item 11 of Form N-1A.

60.	Please disclose the manner in which the Board exercises
oversight of the Funds` portfolio securities.  See
Item11(f)(1)(vii)
of Form N-1A.

Signatures

61.	Please confirm to the staff in your response letter that the registration statement contains all of the signatures required under
Section 6 of the Securities Act. We note that this section of the registration statement states, "[p]ursuant to the requirements of the
Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated." (Emphasis added.) Please explain what amendment is being referred to in this section.

Closing

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

      Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

	Please inform the staff of the information the Funds propose to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not
relieve the Trust from its full responsibility 	for the adequacy
and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Should you have any questions regarding this letter, please contact me at (202) 551-6974.

							Sincerely,



      Kimberly A. Browning
							Senior Counsel
							Office of Disclosure and Review

JoAnn M. Strasser, Esq.
Thompson Hine LLP
Astral Investment Trust
November 24, 2006
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